MagneGas Corporation

11885 44th Street North

Clearwater, FL 33762

June 9, 2016

VIA EDGAR

Amanda Ravitz, Assistant Director

Mail Stop 3030

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	MagneGas Corporation
Amendment No. 2 to Registration Statement on Form S-3/A Filed May 27, 2016 File No. 333-207928

Dear Ms. Ravitz:

MagneGas Corporation (the “Company”) is in receipt of the staff’s oral comments, received via a telephone voicemail left by the staff for the Company’s securities counsel on May 27, 2016, regarding the above referenced filing. The staff had the following oral comments to the Company’s securities counsel’s legality opinion filed as an exhibit to the above referenced filing. Please note that the Company has changed securities counsel. The Company’s securities counsel is now Lucosky Brookman LLP. The Company is providing the following responses to the comments raised by the staff and, in connection with such responses, the Company is filing Amendment No. 3 to the Registration Statement on Form S-3 to provide the Company’s new securities counsel’s legality opinion. For your convenience, the matters are listed below, followed by the Company’s responses:

Securities Counsel’s Legality Opinion

1.	The legality opinion did not cover Delaware which is the Company’s jurisdiction of incorporation. The legality opinion needs to address Delaware law and the legality of the issuances under Delaware law.

RESPONSE:	In response to the staff’s comment, the Company’s securities counsel’s legality opinion now covers the legality of the issuances under the General Corporation Law of the State of Delaware, including statutory and reported decisional law thereunder (the “DGCL”).

2.	The assumption in the legality opinion that the laws of the State of New York are substantially similar to the DGCL is inappropriate and has to be removed. To the extent that any of the instruments to be issued are governed by New York law, the securities counsel needs to opine on New York law and the securities counsel cannot assume it is the same as the DGCL.

RESPONSE:	In response to the staff’s comment, the Company’s securities counsel’s legality opinion does not have any references to New York law. The Company does not anticipate any of the instruments that will be issued will be governed by New York law.

3.

Assumption (b) in the legality opinion’s assumptions paragraph reads as follows: “With respect to the Securities to be offered and sold by the Company, we have also assumed that . . . (b) such Securities, as issued and delivered, do not violate any law, rule or regulation applicable to the Company or result in a default under or breach of any agreement or instrument binding upon the Company.” This assumption seems to be a catch-all that almost eviscerates the opinion in its entirety and needs to be removed.

RESPONSE:	In response to the staff’s comment, the Company’s securities counsel’s legality opinion does not have this assumption.

As discussed during telephone conversation between the staff and the Company’s securities counsel on June 8 and June 9, 2016, the Company is filing Amendment No. 3 to Registration Statement on Form S-3/A today for the principal purpose of filing its new securities counsel’s legality opinion. This filing also includes a new consent letter from the independent registered public accounting firm who audited the financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

Finally, this filing also updates the following substantive disclosures:

(1)	The registration statement cover page and page 21 of the prospectus have the name of the Company’s new securities counsel.

(2)	The prospectus cover page updates the last reported sale price of the Company’s common stock on the NASDAQ Capital Market for June 8, 2016.

(3)	Page 5 of the prospectus updates the Company’s filings with the Commission that are incorporated by reference.

(4)	Page 10 of the prospectus corrects some errors in the listing of the U.S. patents the Company owns.

For convenience, a PDF comparing the changes in this filing to the filing on May 27th is attached to this correspondence.

MagneGas Corporation

By:	/s/ Ermanno Santilli
Name:	Ermanno Santilli
Title:	Chief Executive Officer